Metabasis Therapeutics, Inc.
11119 North Torrey Pines Road
La Jolla, California 92037
T 858 587 2770 F 858 458 3504
www.mbasis.com

VIA FEDEX AND EDGAR

September 4, 2007

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 6010
Washington, D.C.  20549
Attention:  Jim B. Rosenberg, Senior Assistant Chief Accountant

RE:	Metabasis Therapeutics, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2006
Form 10-Q for the Quarterly Period Ended March 31, 2007
File No. 0-50785

Dear Mr. Rosenberg:

I am writing on behalf of Metabasis Therapeutics, Inc. (the “Company”) in response to an oral conversation with Mark Brunhofer, Senior Staff Accountant, of the Securities and Exchange Commission (the “Commission”) staff (the “Staff”) on August 21, 2007, relating to the Company’s responses by letter dated July 26, 2007 (the “Response Letter”) to comments received from the Staff by letter dated June 29, 2007 (the “Comment Letter”) with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006 ( the “Form 10-K”) and Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2007 (the “Form 10-Q”) filed with the Commission on March 13, 2007 and May 4, 2007, respectively.  This response letter provides additional detail in response to comment number one of the Comment Letter, the text of which we have incorporated for convenience.

The Company acknowledges that: it is responsible for the adequacy and accuracy of the disclosures in the Form 10-K and Form 10-Q; Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K and Form 10-Q; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Staff Comment and Additional Company Response

Form 10-K for the fiscal year ended December 31, 2006

Notes to Financial Statements

Note 1.  Organization and Summary of Significant Accounting Policies

Warrants, page F-16

1.                                       You disclose that your warrants are generally required to be settled in cash, but under rare and certain circumstances, such as in a default of funding by the investor, may require the Company to repurchase common stock obtained through the exercise of the warrant.  It is unclear whether your use of “settled in cash” is a net cash or physical settlement.  It is also unclear why you would be required to repurchase the common stock underlying a warrant exercise if the investor, presumably the warrant holder, defaults on funding its obligations or why you would have issued common stock to this investor if it did not pay the exercise proceeds.  Please provide us in a disclosure-type format revised disclosure that clearly indicates:

a.               whether your warrants provide for physical settlement, net-share settlement or net-cash settlement;

b.              what funding obligations are subject to the default provisions triggering your obligation to repurchase common stock;

c.               the business purpose for being obligated to reacquire your common stock if an investor defaults on its obligation to contribute funds to you; and

d.              your accounting for the repurchase obligation or any net-cash settlement feature.

In addition, please separately reference for us the authoritative literature you rely upon to support your accounting.

The Company acknowledges the Staff’s comment and respectfully submits the following information in addition to the response previously provided via the Response Letter.  The Company did not include any disclosure relating to any investor default provision associated with one of the Company’s warrants in the proposed revised disclosure for future filings as the Company does not consider such disclosure to be material or useful to investors.  The default provision associated with the subject warrant is only one of the many remedies available to the Company in the event of default under the financing arrangement pursuant to which such warrant was issued, and is not individually material.  The material and relevant information to investors would be the actual event of default under the financing arrangement, rather than one particular remedy associated with a warrant issued in connection with such financing arrangement that is not the Company’s exclusive means of recourse in connection with such an event of default.  In addition, all of the agreements related to such financing arrangement have been filed with the

Commission and are publicly available for investors to review.

**********

The Company respectfully requests the Staff’s assistance in completing the review of the Company’s response as soon as possible.  Please advise us if we can provide any further information or assistance to facilitate your review.  Please direct any further comments or questions regarding this response letter to me at (858) 622-3909.

Sincerely,

Metabasis Therapeutics, Inc.

/s/ John W. Beck

John W. Beck, C.P.A.
Senior Vice President of Finance and Chief Financial Officer

cc:                                 Mark Brunhofer, Senior Staff Accountant
David F. Hale, Metabasis Therapeutics, Inc.
Paul K. Laikind, Ph.D., Metabasis Therapeutics, Inc.
Frederick T. Muto, Esq., Cooley Godward Kronish LLP
Jason L. Kent, Esq., Cooley Godward Kronish LLP
Charles J. Bair, Esq., Cooley Godward Kronish LLP
Douglas A. Regnier, C.P.A., Ernst & Young LLP